Exhibit 99.1

Condensed Consolidated Interim Financial Statements
June 30, 2020 and 2019
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2020 and December 31, 2019
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$435,469	$177,742
Term deposits		4,836	3,275
Marketable securities		4,654	3,828
Accounts receivable and other	4	86,351	75,310
Inventories	5	162,785	163,234
Current portion of employee benefit plan assets		6,025	—
Assets held for sale		11,929	12,471
		712,049	435,860
Restricted cash		1,983	3,080
Other assets		30,647	22,943
Employee benefit plan assets		—	6,244
Property, plant and equipment		4,044,955	4,088,202
Goodwill		92,591	92,591
		$4,882,225	$4,648,920
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$144,629	$139,104
Current portion of capital lease liabilities		10,342	9,913
Current portion of debt	6	216,667	66,667
Current portion of asset retirement obligations		1,783	1,782
Current portion of employee benefit plan obligations		1,133	—
Liabilities associated with assets held for sale		4,229	4,257
		378,783	221,723
Debt	6	380,423	413,065
Lease liabilities		11,399	15,143
Employee benefit plan obligations		17,464	18,224
Asset retirement obligations		94,174	94,235
Deferred income tax liabilities		413,339	412,717
		1,295,582	1,175,107
Equity
Share capital	10	3,135,955	3,054,563
Treasury stock		(11,587)	(8,662)
Contributed surplus		2,634,246	2,627,441
Accumulated other comprehensive loss		(28,266)	(28,966)
Deficit		(2,189,129)	(2,229,867)
Total equity attributable to shareholders of the Company		3,541,219	3,414,509
Attributable to non-controlling interests	11	45,424	59,304
		3,586,643	3,473,813
		$4,882,225	$4,648,920
Approved on behalf of the Board of Directors

(signed)     John Webster Director          (signed)    George Burns     Director

Date of approval: July 30, 2020

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019
Revenue
Metal sales	7	$255,917	$173,678	$460,572	$253,702

Cost of sales
Production costs		109,477	100,896	210,839	152,817
Depreciation and amortization		58,328	41,188	110,691	61,130
		167,805	142,084	321,530	213,947

Earnings from mine operations		88,112	31,594	139,042	39,755

Exploration and evaluation expenses		2,333	2,529	5,560	7,894
Mine standby costs	8	5,029	3,450	9,059	11,443
General and administrative expenses		6,157	8,084	14,444	15,256
Employee benefit plan expense		766	510	1,457	1,109
Share-based payments expense	12	2,863	2,498	4,658	5,400
Reversal of impairment		—	(11,690)	—	(11,690)
Write-down (reversal) of assets		(295)	410	(92)	427
Foreign exchange loss (gain)		(1,238)	480	(2,000)	235
Earnings from operations		72,497	25,323	105,956	9,681

Other income	9	1,356	8,655	36	10,288
Finance costs	9	(6,480)	(16,786)	(22,687)	(24,117)
Earnings (loss) from operations before income tax		67,373	17,192	83,305	(4,148)

Income tax expense		23,671	8,010	45,076	14,042
Net earnings (loss) for the period		$43,702	$9,182	$38,229	$(18,190)

Attributable to:
Shareholders of the Company		45,618	12,151	40,738	(14,814)
Non-controlling interests		(1,916)	(2,969)	(2,509)	(3,376)
Net earnings (loss) for the period		$43,702	$9,182	$38,229	$(18,190)

Weighted average number of shares outstanding (thousands)
Basic		169,867	158,372	167,524	158,345
Diluted		173,787	161,276	171,342	158,345

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.27	$0.08	$0.24	$(0.09)
Diluted earnings (loss) per share		$0.26	$0.08	$0.24	$(0.09)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Net earnings (loss) for the period	$43,702	$9,182	$38,229	$(18,190)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax	1,766	1,016	898	1,163
Actuarial gains (losses) on employee benefit plans, net of tax	30	(63)	(198)	(409)
Total other comprehensive income for the period	1,796	953	700	754
Total comprehensive income (loss) for the period	$45,498	$10,135	$38,929	$(17,436)

Attributable to:
Shareholders of the Company	47,414	13,104	41,438	(14,060)
Non-controlling interests	(1,916)	(2,969)	(2,509)	(3,376)
	$45,498	$10,135	$38,929	$(17,436)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period		$43,702	$9,182	$38,229	$(18,190)
Items not affecting cash:
Depreciation and amortization		58,883	41,188	111,810	61,130
Finance costs		6,498	16,786	22,722	24,117
Interest income		(894)	(939)	(1,283)	(2,154)
Unrealized foreign exchange gain		(512)	(178)	(3,050)	(351)
Income tax expense		23,671	8,010	45,076	14,042
Loss on disposal of assets		96	951	2,550	1,013
Write-down (reversal) of assets		(295)	410	(92)	427
Share-based payments expense	12	2,863	2,498	4,658	5,400
Employee benefit plan expense		766	510	1,457	1,109
Income from royalty sale		—	(8,075)	—	(8,075)
Reversal of impairment		—	(11,690)	—	(11,690)
		134,778	58,653	222,077	66,778
Property reclamation payments		(474)	(896)	(1,000)	(1,796)
Employee benefit plan payments		(435)	(1,349)	(671)	(1,349)
Income taxes paid		(18,128)	(4,010)	(32,847)	(4,010)
Interest paid		(17,588)	(14,886)	(20,358)	(15,136)
Interest received		894	939	1,283	2,154
Changes in non-cash working capital	13	583	12,572	(15,587)	3,754
Net cash generated from operating activities		99,630	51,023	152,897	50,395

Investing activities
Purchase of property, plant and equipment		(37,126)	(48,020)	(77,608)	(113,940)
Proceeds from the sale of property, plant and equipment		683	3,392	705	3,772
Value added taxes related to mineral property expenditures, net		168	(5,348)	(5,483)	(7,719)
Decrease (increase) in term deposits		49,964	1,897	(1,561)	1,871
Decrease (increase) in restricted cash		(77)	10,640	1,097	10,194
Capitalized interest		—	(3,848)	—	(3,848)
Proceeds on pre-commercial production sales, net		—	7,606	—	12,159
Net cash generated from (used in) investing activities		13,612	(33,681)	(82,850)	(97,511)

Financing activities
Cash received for issuance of shares		60,243	18	87,079	18
Acquisition of non-controlling interest	11	(7,500)	—	(7,500)	—
Contributions from non-controlling interests		301	—	301	—
Proceeds from borrowings	6	—	494,000	150,000	494,000
Repayment of borrowings	6	(33,333)	(600,000)	(33,333)	(600,000)
Loan financing costs		—	(14,995)	—	(14,995)
Principal portion of lease liabilities		(2,499)	(1,312)	(5,033)	(2,386)
Purchase of treasury stock		(3,679)	—	(3,679)	—
Net cash generated from (used in) financing activities		13,533	(122,289)	187,835	(123,363)

Net increase (decrease) in cash and cash equivalents		126,775	(104,947)	257,882	(170,479)
Cash and cash equivalents - beginning of period		308,780	220,780	177,742	286,312
Cash in disposal group held for sale		(86)	(724)	(155)	(724)
Cash and cash equivalents - end of period		$435,469	$115,109	$435,469	$115,109

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Share capital
Balance beginning of period	$3,075,100	$3,007,924	$3,054,563	$3,007,924
Shares issued upon exercise of share options, for cash	1,392	18	1,816	18
Transfer of contributed surplus on exercise of options	560	2	730	2
Shares issued to the public, net of share issuance costs	58,903	—	78,846	—
Balance end of period	$3,135,955	$3,007,944	$3,135,955	$3,007,944

Treasury stock
Balance beginning of period	$(8,314)	$(9,269)	$(8,662)	$(10,104)
Purchase of treasury stock (Note 12(b))	(3,679)	—	(3,679)	—
Shares redeemed upon exercise of restricted share units	406	456	754	1,291
Balance end of period	$(11,587)	$(8,813)	$(11,587)	$(8,813)

Contributed surplus
Balance beginning of period	$2,628,820	$2,621,866	$2,627,441	$2,620,799
Share based payments	2,221	2,115	4,118	4,017
Acquisition of non-controlling interest (Note 11)	4,171	—	4,171	—
Shares redeemed upon exercise of restricted share units	(406)	(456)	(754)	(1,291)
Transfer to share capital on exercise of options	(560)	(2)	(730)	(2)
Balance end of period	$2,634,246	$2,623,523	$2,634,246	$2,623,523

Accumulated other comprehensive loss
Balance beginning of period	$(30,062)	$(24,693)	$(28,966)	$(24,494)
Other comprehensive income for the period	1,796	953	700	754
Balance end of period	$(28,266)	$(23,740)	$(28,266)	$(23,740)

Deficit
Balance beginning of period	$(2,234,747)	$(2,337,418)	$(2,229,867)	$(2,310,453)
Net earnings (loss) attributable to shareholders of the Company	45,618	12,151	40,738	(14,814)
Balance end of period	$(2,189,129)	$(2,325,267)	$(2,189,129)	$(2,325,267)
Total equity attributable to shareholders of the Company	$3,541,219	$3,273,647	$3,541,219	$3,273,647

Non-controlling interests
Balance beginning of period	$58,711	$63,007	$59,304	$63,414
Net loss attributable to non-controlling interests	(1,916)	(2,969)	(2,509)	(3,376)
Acquisition of non-controlling interest (Note 11)	(11,672)	—	(11,672)	—
Contributions from non-controlling interests	301	219	301	219
Balance end of period	$45,424	$60,257	$45,424	$60,257
Total equity	$3,586,643	$3,333,904	$3,586,643	$3,333,904

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Romania, and Brazil.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation

(a)	Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2019.
Except as described in note 3, the same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
Certain prior period balances have been reclassified to conform to current period presentation.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on July 30, 2020.

(b)	Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2019.

3. Adoption of new accounting standards
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2020:
(a) Interest rate benchmark reform
In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

3. Adoption of new accounting standards (continued)
(b) Conceptual framework for financial reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The Company adopted this standard and there was no material impact on its consolidated financial statements.
The following amendment to existing standards has been issued but not yet adopted by the Company:
(a) Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022.  The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

4. Accounts receivable and other

	June 30, 2020	December 31, 2019

Trade receivables	$45,682	$35,107
Value added tax and other taxes recoverable	12,965	17,658
Other receivables and advances	13,691	10,756
Prepaid expenses and deposits	14,013	11,789
	$86,351	$75,310

5. Inventories

	June 30, 2020	December 31, 2019

Ore stockpiles	$4,076	$3,859
In-process inventory and finished goods	75,694	81,282
Materials and supplies	83,015	78,093
	$162,785	$163,234

As at June 30, 2020, the Company recognized $740 and $72 in production costs and depreciation, respectively, to reduce the cost of lead and zinc concentrate inventory at Stratoni to net realizable value (as at June 30, 2019 – $386 and $1,241 recognized in production costs and depreciation, respectively, relating to lead and zinc concentrate inventory at Olympias).

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

6. Debt

	June 30, 2020	December 31, 2019

Senior notes due June 2024, net of unamortized discount and transaction fees of $12,252 (2019 - $13,806) (Note 6 (a))	$289,121	$287,568
Term loan, net of unamortized transaction costs of $1,865 (2019 - $2,239) (Note 6 (b))	164,802	197,761
Revolving credit facility (Note 6 (b))	150,000	—
Redemption option derivative asset (Note 6 (a))	(6,833)	(5,597)
	$597,090	$479,732
Less current portion, including credit facility	216,667	66,667
Long-term portion	$380,423	$413,065

(a) Senior Secured Second Lien Notes due 2024
On June 5, 2019, the Company completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019.
The senior secured notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increases in fair value for the three and six months ended June 30, 2020, respectively, are $5,665 and $1,236, which are recognized in finance costs.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at June 30, 2020.
The fair market value of the senior secured notes as at June 30, 2020 is $322 million (December 31, 2019 – $324 million).
(b) Senior Secured Credit Facility
In May 2019, the Company executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of the following:
i) A $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
ii) A $250 million revolving credit facility with a maturity date of June 5, 2023.
As at June 30, 2020, the Company has outstanding EUR 57.6 million and CDN $0.4 million ($65.2 million) (December 31, 2019 - EUR 57.6 million and CDN $0.4 million, totaling $64.5 million) in non-financial letters of credit. The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations and reduce availability under the revolving credit facility by corresponding amounts.
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at June 30, 2020.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

6. Debt (continued)
Both the term loan and revolving credit facility bear interest at LIBOR ("London Inter-Bank Offered Rate") plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at June 30, 2020, the Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.5%) on non-financial letters of credit secured by the revolving credit facility and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
On March 30, 2020, the Company drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the novel coronavirus ("COVID-19") pandemic. The Company has no immediate need for the funds and this amount remains outstanding at June 30, 2020 (December 31, 2019 - nil). At this time, the Company expects to repay this amount within the next twelve months. Accordingly, the amount is included in the current portion of debt.
On June 30, 2020, the Company made a scheduled $33.3 million payment on the $200 million term loan.

7. Revenue
For the three months ended June 30, 2020, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$103,364	$55,595	$—	$158,959
Gold revenue - concentrate	46,446	—	28,885	75,331
Silver revenue - doré	489	168	—	657
Silver revenue - concentrate	747	—	6,569	7,316
Lead concentrate	—	—	3,007	3,007
Zinc concentrate	—	—	6,175	6,175
Revenue from contracts with customers	$151,046	$55,763	$44,636	$251,445
Gain on revaluation of derivatives in trade receivables for provisional pricing	324	—	4,148	4,472
	$151,370	$55,763	$48,784	$255,917

For the three months ended June 30, 2019, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$34,265	$32,368	$—	$66,633
Gold revenue - concentrate	64,420	—	18,212	82,632
Silver revenue - doré	264	150	—	414
Silver revenue - concentrate	1,056	—	3,588	4,644
Lead concentrate	—	—	7,853	7,853
Zinc concentrate	—	—	13,017	13,017
Revenue from contracts with customers	$100,005	$32,518	$42,670	$175,193
Gain (loss) on revaluation of derivatives in trade receivables for provisional pricing	695	—	(2,210)	(1,515)
	$100,700	$32,518	$40,460	$173,678

(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

7. Revenue (continued)
For the six months ended June 30, 2020, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$185,091	$98,177	$—	$283,268
Gold revenue - concentrate	86,432	—	50,837	137,269
Silver revenue - doré	889	353	—	1,242
Silver revenue - concentrate	1,231	—	11,040	12,271
Lead concentrate	—	—	8,474	8,474
Zinc concentrate	—	—	17,011	17,011
Revenue from contracts with customers	$273,643	$98,530	$87,362	$459,535
Gain (loss) on revaluation of derivatives in trade receivables for provisional pricing	(779)	—	1,816	1,037
	$272,864	$98,530	$89,178	$460,572

For the six months ended June 30, 2019, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$69,888	$32,368	$—	$102,256
Gold revenue - concentrate	71,897	—	29,857	101,754
Silver revenue - doré	535	150	—	685
Silver revenue - concentrate	1,154	—	8,054	9,208
Lead concentrate	—	—	15,042	15,042
Zinc concentrate	—	—	24,661	24,661
Revenue from contracts with customers	$143,474	$32,518	$77,614	$253,606
Gain (loss) on revaluation of derivatives in trade receivables for provisional pricing	695	—	(599)	96
	$144,169	$32,518	$77,015	$253,702

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

8. Mine standby costs

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Lamaque	$2,031	$—	$3,086	$—
Kisladag	—	—	—	5,627
Skouries	2,171	2,042	4,224	3,783
Vila Nova	191	1,078	458	1,509
Other mine standby costs	636	330	1,291	524
	$5,029	$3,450	$9,059	$11,443

In accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, operations were temporarily suspended at Lamaque on March 25, 2020. Operations restarted on April 15, 2020.

9. Other income and finance costs

	Three months ended June 30,		Six months ended June 30,
(a) Other income (loss)	2020	2019	2020	2019

Loss on disposal of assets	$(96)	$(951)	$(2,550)	$(1,013)
Interest and other income	1,452	1,531	2,586	3,226
Income from royalty sale	—	8,075	—	8,075
	$1,356	$8,655	$36	$10,288

	Three months ended June 30,		Six months ended June 30,
(b) Finance costs	2020	2019	2020	2019

Interest on senior secured notes	$6,348	$2,278	$14,250	2,278
Interest on term loan	1,258	902	3,556	902
Interest on $600 million senior notes	—	7,790	—	17,526
Other interest and financing costs	4,048	1,624	5,136	2,434
Write-off of unamortized transaction costs of 2012 notes	—	3,559	—	3,559
Gain on redemption option derivative (Note 6(a))	(5,665)	—	(1,236)	—
Asset retirement obligation accretion	491	633	$981	1,266
Total finance costs	$6,480	$16,786	$22,687	$27,965
Less: Capitalized interest	—	—	—	(3,848)
	$6,480	$16,786	$22,687	$24,117

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Share capital and earnings per share
(a) Share capital

Voting common shares	Number of Shares	Total
As at December 31, 2019	164,963,324	$3,054,563
Shares issued upon exercise of share options, for cash	427,232	1,816
Transfer of contributed surplus on exercise of options	—	730
Shares issued to the public	8,353,042	76,956
Share issuance costs	—	(1,605)
Flow-through shares issued, net of costs and premium	384,616	3,495
As at June 30, 2020	174,128,214	$3,135,955

On September 26, 2019, the Company established an at-the-market equity program (the “ATM Program”) which allows the Company to issue up to $125 million worth of common shares from treasury from time to time at prevailing market prices. As at June 30, 2020, 14,458,000 common shares have been issued since the establishment of the ATM Program for total net proceeds of $123 million, including 6,166,660 and 8,353,042 common shares issued during the three and six months ended June 30, 2020, respectively.
On June 25, 2020, the Company completed a private placement of 384,616 common shares at a price of CDN $13.00 per share. The aggregate gross proceeds of CDN $5,000 ($3,664), will be used to fund the initial stage of the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $0.45 per share to the closing market price of the Company’s common shares at the date of issue. The premium of $127 was recognized in accounts payable and accrued liabilities and will be recognized in other income as required expenditures are incurred and related tax benefits renounced.

(b) Earnings per share
The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Weighted average number of ordinary shares used in the calculation of basic earnings per share	169,866,635	158,372,166	167,524,192	158,345,354
Dilutive impact of share options	1,113,860	—	1,068,456	—
Dilutive impact of restricted share units	375,359	618,512	420,508	—
Dilutive impact of performance share units and restricted share units with performance criteria	2,431,144	2,285,236	2,328,359	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	173,786,998	161,275,914	171,341,515	158,345,354

As at June 30, 2020, 3,008,224 options (June 30, 2019 - 6,058,277) were excluded from the dilutive weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. As the six months ended June 30, 2019 was in a net loss position, the effect of all share instruments were anti-dilutive.

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

11. Acquisition of non-controlling interest
On May 11, 2020, the Company purchased the remaining 5% interest in Hellas Gold SA ("Hellas"), a subsidiary of the Company, for cash consideration of $7,500. Hellas operates the Olympias and Stratoni mines and holds the Skouries project. Additional consideration may become payable under certain circumstances but is not expected to be material.
As Hellas was controlled by the Company prior to the acquisition, $4,171 was recorded in contributed surplus representing the difference between the cash consideration and the carrying value of the non-controlling interest at the date of purchase.

12. Share-based payments
Share-based payments expense consists of:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Share options	$814	$786	$1,576	$1,569
Restricted shares with no performance criteria	357	395	664	835
Restricted shares with performance criteria	778	347	1,237	508
Deferred units	642	384	540	1,384
Performance shares	272	586	641	1,104
	$2,863	$2,498	$4,658	$5,400

(a)    Share option plans
The Company’s Incentive Stock Option Plan (the “Plan”) consists of options which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. Options vest at the discretion of the Board of Directors at the time an Option is granted. Options vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2020		2019
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	$14.08	5,714,491	$22.56	5,591,228
Regular options granted	12.72	1,156,744	5.68	2,234,315
Exercised	5.94	(427,232)	6.20	(3,859)
Expired	33.40	(813,933)	39.20	(677,322)
Forfeited	14.02	(206,597)	23.09	(1,086,085)
At June 30,	$11.53	5,423,473	$14.38	6,058,277

As at June 30, 2020, a total of 3,708,702 options (December 31, 2019 – 3,748,454) were available to grant under the Plan. As at June 30, 2020, 2,606,860 share purchase options (December 31, 2019 – 2,670,039) with a weighted average exercise price of CDN $14.42 (December 31, 2019 – CDN $21.87) had vested and were exercisable.

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

12. Share-based payments (continued)
The weighted average market share price at the date of exercise for share options exercised for the six months ended June 30, 2020 was CDN $12.96 (June 30, 2019 – CDN $7.33).
During the first six months of 2020, 1,156,744 (June 30, 2019 – 2,234,315) share options were granted. The weighted average fair value per stock option granted was CDN $12.72 (June 30, 2019 – CDN $5.68). The assumptions used to estimate the fair value of options granted during the six months ended June 30, 2020 and 2019 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the share options.

	2020	2019
Risk-free interest rate (range) (%)	0.25 - 1.51	1.78 - 1.80
Expected volatility (range) (%)	59.23 - 69.80	61.17 - 63.21
Expected life (years)	2.96	2.98
Expected dividends	—	—

(b)    Restricted share unit plan
The Company has a Restricted Share Unit Plan (“RSU” plan) whereby restricted share units may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. During the three and six months ended June 30, 2020, the Company purchased 356,315 shares on the open market for $3,679. As at June 30, 2020, 565,878 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.
Currently, the Company has two types of RSUs:
i.RSU with no performance criteria
These RSUs are exercisable into one common share once vested, entitling the holder to receive the common share for no additional consideration. They vest based on service criteria as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. These RSUs terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed.
A total of 149,552 RSUs with no performance criteria with an average grant-date fair value of CDN $12.90 per unit were granted during the six months ended June 30, 2020 under this plan. The fair value of each RSU issued is determined as the closing share price at grant date.
A summary of the status of the RSUs with no performance criteria and changes during the six months ended June 30, 2020 and 2019 is as follows:

	2020	2019
At January 1,	536,330	333,119
Granted	149,552	391,092
Redeemed	(189,671)	(119,893)
Forfeited	(16,852)	(17,766)
At June 30,	479,359	586,552

As at June 30, 2020, 70,939 restricted share units are fully vested and exercisable (June 30, 2019 – 13,434).

(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

12. Share-based payments (continued)
ii.      RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period.
A total of 299,112 RSUs with performance criteria were granted under this plan during the six months ended June 30, 2020 with a fair value of CDN $24.94 per unit. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes during the six months ended June 30, 2020 and 2019 is as follows:

	2020	2019
At January 1,	457,498	152,927
Granted	299,112	412,473
Forfeited	(66,643)	(38,695)
At June 30,	689,967	526,705

(c)    Deferred unit plan
The Company has an Independent Directors Deferred Unit Plan (“DU Plan”) under which DU’s are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”) Fifteen (15) trading days after the Redemption Date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Participant receives cash payment equal to the market value of such DUs as of the Redemption Date.
At June 30, 2020, 345,354 DUs were outstanding (December 31, 2019 – 362,433) with a fair value of $3,323, which is included in accounts payable and accrued liabilities (December 31, 2019 – $2,911). The fair value was determined based on the closing share price at June 30, 2020.

13. Supplementary cash flow information

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Changes in non-cash working capital
Accounts receivable and other	$(16,133)	$(11,407)	$(19,458)	$3,774
Inventories	4,706	9,629	3,875	5,378
Accounts payable and accrued liabilities	12,010	14,350	(4)	(5,398)
	$583	$12,572	$(15,587)	$3,754

(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

14. Commitments
Significant changes to the Company's commitments and contractual obligations as at June 30, 2020:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Total

Debt	$66,667	$66,667	$183,333	$300,000	$—	$616,667
Purchase obligations and other commitments	50,213	6,125	342	115	115	56,910
	$116,880	$72,792	$183,675	$300,115	$115	$673,577

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include the March 30, 2020 draw of $150 million under the revolving credit facility that has been presented in the table above as repayable on June 5, 2023, based on the contractual maturity date of the revolving credit facility. At this time, the Company expects to repay this amount within the next twelve months. Accordingly, the amount is included in the current portion of debt on the statement of financial position as at June 30, 2020. On July 30, 2020, the Company issued a redemption notice for the senior secured notes and intends to redeem $59 million of the principal amount of the senior secured notes in August 2020 using proceeds from the ATM Program. The redemption price is 109.5% of the aggregate principal amount repaid, plus accrued and unpaid interest.
Purchase obligations relate primarily to mine development expenditures at Olympias, mine operating costs and capital projects at Kisladag and capital projects at Efemcukuru.

15. Fair value measurements
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets measured at fair value as at June 30, 2020 include marketable securities of $4,654 (December 31, 2019 – $3,828), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, settlement receivables of $44,928 (December 31, 2019 – $34,461) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $6,833 (December 31, 2019 – $5,597), related to the redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. Valuation of the contingent consideration on the acquisition of interest in Hellas is measured at fair value, with any changes in fair value recorded in profit or loss. No other liabilities are measured at fair value on a recurring basis as at June 30, 2020.

(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

15. Fair value measurements (continued)
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset and the fair market value of the Company's senior secured notes (note 6). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs and the fair value of the Company's senior secured notes in note 6 is based on observable prices in inactive markets. The fair value of the term loan is $167 million and the fair value of the revolving credit facility approximates the carrying value both based on current market rates of interest and the Company's credit risk premium, and represent Level 2 fair value measurements. The Company's assets held for sale, representing the Vila Nova iron ore mine in Brazil, is also measured at fair value which is categorized as a Level 3 fair value based on the expected consideration of a sale. The fair value measurement of contingent consideration is also categorized as a Level 3 fair value. For all other financial instruments, carrying amounts approximate fair value.

16. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at June 30, 2020 are outlined below.

(a)	Interest rate risk
The Company's outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, the Company additionally drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose the Company to interest rate risk. At June 30, 2020, $167 million is outstanding under the term loan and $150 million is outstanding under the revolving credit facility. A 1% increase in the variable interest rate would result in a $3,170 decrease in net earnings on an annualized basis.

(b)	Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. As at June 30, 2020, the Company has made a scheduled $33.3 million payment on the $200 million term loan and has raised net proceeds of $123 million under its ATM Program. In March 2020, the Company drew $150 million under the revolving credit facility and continues to hold these funds as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. The Company has no immediate need for the funds. However, management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company's assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.
Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.

(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2020, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended June 30, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$151,370	$55,763	$48,784	$—	$—	$—	$255,917
Production costs	49,537	16,203	43,737	—	—	—	109,477
Depreciation and amortization	26,897	18,842	12,589	—	—	—	58,328
Earnings (loss) from mine operations	$74,936	$20,718	$(7,542)	$—	$—	$—	$88,112

Other significant items of income and expense
Exploration and evaluation expenses	$518	$601	$186	$720	$41	$267	$2,333
Income tax expense (recovery)	20,693	4,621	(726)	(1,761)	844	—	23,671

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$17,876	$10,342	$10,837	$3	$397	$21	$39,476
* Presented on an accrual basis; excludes asset retirement adjustments.

(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information (continued)

As at and for the three months ended June 30, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$100,701	$32,518	$40,459	$—	$—	$—	$173,678
Production costs	43,150	13,548	44,198	—	—	—	100,896
Depreciation and amortization	21,036	10,427	9,424	—	—	301	41,188
Earnings (loss) from mine operations	$36,515	$8,543	$(13,163)	$—	$—	$(301)	$31,594

Other significant items of income and expense
Reversal of impairment	$—	$—	$—	$—	$(11,690)	$—	$(11,690)
Write-down of assets	410	—	—	—	—	—	410
Exploration and evaluation expenses	608	579	—	1,060	117	165	2,529
Income tax expense (recovery)	10,244	1,136	(1,487)	(1,555)	(328)	—	8,010

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$9,562	$17,130	$8,072	$6	$827	$2	$35,600
* Presented on an accrual basis; excludes asset retirement adjustments.

As at and for the six months ended June 30, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$272,864	$98,530	$89,178	$—	$—	$—	$460,572
Production costs	93,114	34,049	83,676	—	—	—	210,839
Depreciation and amortization	49,714	36,208	24,769	—	—	—	110,691
Earnings (loss) from mine operations	$130,036	$28,273	$(19,267)	$—	$—	$—	$139,042

Other significant items of income and expense
Exploration and evaluation expenses	$976	$1,448	$316	$1,823	$108	$889	$5,560
Income tax expense (recovery)	39,881	4,578	(4,557)	(1,183)	6,357	—	45,076

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$31,858	$22,186	$20,208	$6	$895	$26	$75,179

Information about assets and liabilities
Property, plant and equipment	$769,069	$590,699	$2,062,765	$414,582	$205,073	$2,767	$4,044,955
Goodwill	—	92,591	—	—	—	—	92,591
	$769,069	$683,290	$2,062,765	$414,582	$205,073	$2,767	$4,137,546

Debt, including current portion	$—	$—	$—	$—	$—	$597,090	$597,090
* Presented on an accrual basis; excludes asset retirement adjustments.

(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information (continued)

As at and for the six months ended June 30, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$144,170	$32,518	$77,014	$—	$—	$—	$253,702
Production costs	63,152	13,548	76,117	—	—	—	152,817
Depreciation and amortization	27,291	10,427	22,778	—	—	634	61,130
Earnings (loss) from mine operations	$53,727	$8,543	$(21,881)	$—	$—	$(634)	$39,755

Other significant items of income and expense
Reversal of impairment	$—	$—	$—	$—	$(11,690)	$—	$(11,690)
Write-down of assets	427	—	—	—	—	—	427
Exploration and evaluation expenses	905	583	2,852	2,471	228	855	7,894
Income tax expense (recovery)	18,505	(364)	(3,119)	(698)	(282)	—	14,042

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$23,397	$32,203	$14,163	$8	$1,631	$7	$71,409
Capitalized interest	—	3,848	—	—	—	—	3,848
*  Presented on an accrual basis; net of pre-commercial production proceeds and excludes asset retirement adjustments and right-of-use assets of $9,379 recognized upon the adoption of IFRS 16 on January 1, 2019.

As at December 31, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about assets and liabilities
Property, plant and equipment	$791,354	$606,274	$2,067,719	$415,150	$204,419	$3,286	$4,088,202
Goodwill	—	92,591	—	—	—	—	92,591
	$791,354	$698,865	$2,067,719	$415,150	$204,419	$3,286	$4,180,793

Debt, including current portion	$—	$—	$—	$—	$—	$479,732	$479,732

(15)